Exhibit 99.4

Compensation Report of ADC Therapeutics SA
for the Year Ended December 31, 2021

Contents

Report of the Statutory Auditor
1.Compensation Philosophy, Principles and Governance
2.Compensation of the Board of Directors
3.Compensation of the Members of the Executive Management
4.Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Management

ADC Therapeutics SA Epalignes Report of the statutory auditor to the General Meeting on the compensation report 2021

Report of the statutory auditor
to the General Meeting of ADC Therapeutics SA
Epalignes
We have audited the accompanying compensation report of ADC Therapeutics SA for the year ended 31 December 2021. The audit was limited to the information according to articles 14–16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance) contained in the tables 2.c., 3.c. and 4., and the information in sections 2.b. and 4. of the compensation report.
Board of Directors’ responsibility

The Board of Directors is responsible for the preparation and overall fair presentation of the compensation report in accordance with Swiss law and the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance). The Board of Directors is also responsible for designing the remuneration system and defining individual remuneration packages.
Auditor’s responsibility

Our responsibility is to express an opinion on the compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the compensation report complies with Swiss law and articles 14–16 of the Ordinance.
An audit involves performing procedures to obtain audit evidence on the disclosures made in the compensation report with regard to compensation, loans and credits in accordance with articles 14–16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of remuneration, as well as assessing the overall presentation of the compensation report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Opinion
In our opinion, the compensation report of ADC Therapeutics SA for the year ended 31 December 2021 complies with Swiss law and articles 14–16 of the Ordinance.
PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Michael Abresch
Audit expert Auditor in charge	Audit expert
Lausanne, 17 March 2022

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland
Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch
PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

This compensation report (this “Compensation Report”) of ADC Therapeutics SA (the “Company”) has been prepared in accordance with the Ordinance Against Excessive Compensation in Listed Companies, effective January 1, 2014, and the Swiss Code of Obligations.

This Compensation Report refers to the period starting on January 1, 2021, and ending on December 31, 2021. On May 19, 2020, the Company completed its initial public offering (“IPO”) and listing on the New York Stock Exchange (“NYSE”). Therefore, comparative figures for the previous year in this Compensation Report relate to the period starting on May 19, 2020, and ending on December 31, 2020.

Unless the context requires otherwise, the words “we”, “our”, “us”, “ADCT” and similar words or phrases in this Compensation Report refer to the Company and its consolidated subsidiaries.

1.Compensation Philosophy, Principles and Governance

Principles of the Compensation of the Board of Directors and the Executive Management

Pursuant to Swiss law, the aggregate amount of compensation of the board of directors (“Board of Directors”) and the persons whom the Board of Directors has entrusted with the management of the Company (“Executive Management”) must be submitted to the annual general meeting of shareholders (the “AGM”) for a binding vote.

The disclosure concerning compensation, loans and other forms of indebtedness includes the aggregate amount for the Board of Directors and the Executive Management, respectively, as well as the particular amount for each member of the Board of Directors and for the highest paid member of the Executive Management, specifying the name and function of each of these persons.

As a Swiss listed company, we are prohibited from granting certain forms of compensation to members of our Board of Directors and Executive Management, such as:

•severance payments (compensation due until the termination of a contractual relationship does not qualify as severance payment);
•advance compensation (remuneration to compensate for a verifiable financial disadvantage linked to a change of job does not qualify as advance compensation);
•incentive fees for the acquisition or transfer of companies, or parts thereof, by the Company or by companies being, directly or indirectly, controlled by the Company;
•loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association of the Company (the “Articles”); and
•equity-based compensation not provided for in the Articles.
Compensation to members of the Board of Directors and the Executive Management for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the Articles do not provide for it, or (iii) the compensation has not been approved by the AGM.

Each year, at the AGM, shareholders will vote on the proposals of the Board of Directors with respect to:

•the maximum aggregate amount of compensation of the Board of Directors for the term of office until the next AGM; and
•the maximum aggregate amount of fixed compensation of the Executive Management for the following financial year; and
•the maximum aggregate amount of variable compensation of the Executive Management for the current financial year.

The Board of Directors may submit for approval at the AGM deviating, additional or conditional proposals relating to the maximum aggregate amount or maximum partial amounts for the same or different periods or specific compensation components or in relation to additional amounts for specific compensation components.

If the AGM does not approve a proposal of the Board of Directors, the Board of Directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts, and submit the amount(s) so determined for approval by a general meeting of shareholders.

The Company or companies controlled by it may pay or grant compensation prior to approval by the AGM, subject to subsequent approval.

Members of the Board of Directors and the Executive Management may be paid fixed compensation and also variable compensation, depending on the achievement of certain performance criteria. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient of the variable compensation. The Board of Directors or, where delegated to it, the compensation committee of the Board of Directors (the “Compensation Committee”) shall determine the relative weight of the performance criteria and the respective target values.

Compensation may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The Board of Directors or, where delegated to it, the Compensation Committee, shall determine grant, vesting, exercise and forfeiture conditions.

Method of Determining Compensation

Role and Powers of the Compensation Committee

The Compensation Committee consists of at least two members, who will be (re-)elected at the AGM. The Board of Directors appoints the chair of the Compensation Committee and fills any vacancies until the following AGM.

The Compensation Committee supports our Board of Directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the AGM regarding the compensation of the members of the Board of Directors and the Executive Management. The Compensation Committee may submit proposals to the Board of Directors on other compensation-related matters.

The Compensation Committee has the responsibility to, among other things:

•regularly review and make recommendations to the Board of Directors regarding our compensation and benefits strategy and guidelines;
•prepare the proposals to the shareholders’ meeting regarding the compensation of the members of the Board of Directors and the Executive Management;
•regularly review and make recommendations to the Board of Directors regarding the compensation of the members of the Board of Directors and of the Executive Management;
•review and approve the recommendation of our Chief Executive Officer regarding the fixed and variable compensation, including incentive plan participation and benefits, of the members of the management team other than members of the Executive Management;
•review and make recommendations to the Board of Directors regarding our compensation and benefits plans (cash or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend and terminate such plans;
•to the extent not delegated by the Compensation Committee to a different body or a third party, administer our compensation and benefits plans (other than equity-based plans); and

•review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on us.

Compensation of the Board of Directors

As per the Articles, the compensation of the non-executive members of the Board of Directors may consist of fixed and variable compensation elements. Total compensation shall take into account the position and level of responsibility of the recipient. Additionally, the Company pays the employer’s portion of social security contributions due on these amounts, as applicable.

As per the Articles, compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. In particular, it may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares or by using conditional or authorized share capital. Compensation may be paid by the Company or companies controlled by it.

Compensation of the Members of Executive Management

As per the Articles, the compensation of the members of the Executive Management may consist of fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. Total compensation shall take into account the position and level of responsibility of the recipient.

As per the Articles, compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. In particular, it may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares or by using conditional or authorized share capital. Compensation may be paid by the Company or companies controlled by it.

Elements of Compensation for 2021

Base Salary

We believe that our base salaries are highly competitive, given the importance of attracting, motivating, and retaining persons with the necessary skills and character. The salary level is based on the scope of the position and market conditions and the individual’s profile in terms of experience and skills. Base and variable salaries are reviewed annually by the Compensation Committee, taking into account individual performance and the results of the external benchmarking.

Bonus

We have established an annual performance bonus program under which bonuses may be earned by our Executive Management (and also other employees) based on achievement of Company performance goals and objectives approved by the Compensation Committee each year. The bonus program is intended to strengthen the connection between individual compensation and Company success, reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performing executives and help ensure that our compensation is competitive. Under the terms of the performance bonus program, the Compensation Committee will determine the final bonus pay-out based on the achieved objectives.

Each member of Executive Management is eligible to receive a bonus under the program calculated by multiplying his or her base salary by a target percentage value assigned to him or her or to his or her position by the Compensation Committee. The Compensation Committee determines if the bonus is to be paid at target, under target or above target.

Under certain circumstances, new members of the Executive Management may receive replacement awards to compensate them for amounts forgone in connection with their change of employment.

Equity Incentive Plan

We grant equity awards under the ADC Therapeutics SA 2019 Equity Incentive Plan, as amended (the “2019 Equity Incentive Plan”). The purpose of the 2019 Equity Incentive Plan is to motivate and reward performance of our employees, directors, consultants and advisors and further the best interests of the Company and our shareholders. The 2019 Equity Incentive Plan is the sole means for the Company to grant new equity awards.

Plan Administration. The 2019 Equity Incentive Plan is administered by the Compensation Committee, subject to the Board of Directors’ discretion to administer or appoint another committee to administer it.

Eligible Participants. The administrator is able to offer equity awards at its discretion under the 2019 Equity Incentive Plan to: (1) any employees of us or any of our subsidiaries; (2) any non-employee directors serving on our Board of Directors; and (3) any consultants or other advisors to us or any of our subsidiaries. The administrator of the plan may determine that an award for the benefit of a non-employee director will be granted to an affiliate of such director, but only to the extent consistent with the registration of shares offered under the plan on Form S-8 under the Securities Act.

Awards. The maximum number of common shares in respect of which awards have been or may be granted under the 2019 Equity Incentive Plan was increased to 13,820,000 common shares during the reporting period. Equity incentive awards under the 2019 Equity Incentive Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units (“RSUs”), performance awards or other share-based awards, but not “incentive stock options” for purposes of U.S. tax laws. Options and share appreciation rights (if granted) have an exercise price determined by the administrator, which will not be less than the fair market value of the underlying common shares on the date of grant, which is generally the closing share price of the Company’s common shares traded on the NYSE.

Vesting. The vesting conditions for grants under the equity incentive awards under the 2019 Equity Incentive Plan are set forth in the applicable award documentation. Option awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. RSUs generally vest annually over a period of three years commencing on the first anniversary of the date of grant.

Termination of Service and Change in Control. In the event of a participant’s termination of employment, the Compensation Committee may, in its discretion, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of our termination of a participant’s employment without cause or a participant’s resignation for good reason (as defined in the 2019 Equity Incentive Plan) upon or within 18 months following a change in control of the company (as defined in the 2019 Equity Incentive Plan), any awards outstanding to the participant (unless otherwise provided in the award agreement) will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In the event of a change in control that involves a merger, acquisition or other corporate transaction, any outstanding award not assumed, substituted, replaced or continued in connection with the transaction will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In connection with a change of control of the Company, the Compensation Committee may, in its discretion, take any one or more of the following actions with respect to outstanding awards: (i) cancel any such award, in exchange for a payment in cash, securities or other property or any combination thereof with a value equal to the value of such award based on the per share value of common shares received or to be received by other shareholders in the event (or without payment of consideration if the committee determines that no amount would have been realized upon the exercise of the award or other realization of the participant’s rights); (ii) require the exercise of any outstanding option; (iii) provide for the assumption, substitution, replacement or continuation of any award by the successor or surviving corporation, along with appropriate adjustments with respect to the number and type of securities (or other consideration) of the successor or surviving corporation, subject to any replacement awards, the terms and conditions of the replacement awards (including performance targets) and the grant, exercise or purchase price per share for the replacement awards; (iv) make any other adjustments in the number and type of securities (or other consideration) subject to (a) such awards and in the terms and conditions of such awards in order to prevent the dilution or enlargement of benefits intended to be made available under the 2019 Equity Incentive Plan and (b) awards that may be granted in the future; (v) provide that any such award shall be accelerated and become exercisable, payable and/or fully vested with respect to all shares covered thereby or (vi) provide that any award shall not vest, be exercised or become payable as a result of such event.

Termination and Amendment. Unless terminated earlier, the 2019 Equity Incentive Plan will continue for a term of ten years. Our Board of Directors has the authority to amend or terminate the 2019 Equity Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of the recipient of any options unless agreed to by the recipient.

Pension Plans

We operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which we operate.

The defined benefit schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company has no further payment obligations.

Social Charges

The Company pays social security contributions as required by applicable law. The Company also pays certain non-mandatory benefits under local social security schemes.

Employment Agreements

We have entered into employment agreements with certain members of our Executive Management. Each of these agreements provides for an initial salary and annual bonus opportunity, as well as participation in certain pension and welfare benefit plans. These agreements generally require advance notice of termination, from three to twelve months (and in no case longer than twelve months), and in some cases provide for garden leave (paid leave). Some members of our Executive Management have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination. We may be required to pay some members of our Executive Management compensation for their covenant not to compete with us following termination for some period of time.

2.Compensation of the Board of Directors

a.Board Composition

Our Board of Directors is composed of twelve members. Each director is elected for a one-year term. The current members of our Board of Directors were appointed at our shareholders’ meeting on June 10, 2021 to serve until our 2022 AGM.

Since we are a foreign private issuer under the rules of the SEC, and in accordance with the NYSE listing standards, we rely on home country (Swiss) governance requirements and certain exemptions thereunder rather than on the stock exchange corporate governance requirements, including the requirement that within one year of the completion of the IPO, the Company has a board that is composed of a majority of independent directors. There are no family relationships among any members of our Board of Directors or Executive Management.

Board of Directors

Name	Role(s)	Year Appointed
Christopher Martin	Director & Chief Executive Officer	2011
Peter B. Corr	Director	2011
Stephen Evans-Freke	Director	2011
Michael Forer	Vice Chairman, Executive Vice President and General Counsel	2011
Peter Hug	Director	2019
Viviane Monges	Director	2021
Thomas Pfisterer	Director	2016
Thomas Rinderknecht	Director	2016
Tyrell Rivers	Director	2018
Victor Sandor	Director	2020
Ron Squarer	Chairman	2020
Jacques Theurillat	Director	2015

Board Committees

Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee	Science and Technology Committee
Christopher Martin
Peter B. Corr		Member		Member
Stephen Evans-Freke		Member	Chair
Michael Forer
Peter Hug		Chair	Member	Member
Viviane Monges	Member
Thomas Pfisterer
Thomas Rinderknecht	Member		Member
Tyrell Rivers				Member
Victor Sandor				Chair
Ron Squarer*
Jacques Theurillat	Chair
* Chairman of the Board of Directors

b.Board Compensation Structure

Members of the Board of Directors are paid a fixed fee as set forth below, dependent on the function exercised. Such fees have been established in light of market practice. (1) (2) (3)

(in USD thousands)	Chair	Member
Board of Directors	75	45
Audit Committee	30	15
Compensation Committee	15	7
Nomination and Corporate Governance Committee	10	5
Science and Technology Committee	15	7
(1)Pursuant to a pre-existing arrangement with the Company, Mr. Theurillat receives a flat annual fee of €80,000 (subject to mandatory Swiss deductions for social security contributions and source taxes, if applicable) for his service on the Board of Directors and board committees.
(2)Under his engagement letter with the Company, Mr. Squarer receives a single fee for his service on the Board of Directors and his service as a non-executive employee of the Company.
(3)Dr. Rivers voluntarily foregoes compensation for his service on the Board of Directors and board committees.

c.Board Compensation Amounts

In the period starting on January 1, 2021 and ending on December 31, 2021 and the period starting on May 19, 2020 and ending on December 31, 2020, the compensation of the members of the Board of Directors was as follows (in CHF thousands, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

	For the Period January 1, through December 31, 2021
Name	Gross Cash Compensation	Social Contribution(1)	Other Compensation(2)	FMV of Equity Instruments Granted(3)	Total Compensation
Christopher Martin(4)	—	—	—	—	—
Peter B. Corr	55	3	—	251	309
Stephen Evans-Freke(10)	62	4	—	251	317
Michael Forer(4)	—	—	—	—	—
Peter Hug	73	7	—	251	331
Viviane Monges(5)	35	3	5	813	856
Thomas Pfisterer	45	4	—	251	300
Thomas Rinderknecht	65	4	—	251	320
Tyrell Rivers(6)	—	—	—	—	—
Victor Sandor(9)	55	(3)	—	251	303
Ron Squarer(7)	473	13	42	1,097	1,625
Jacques Theurillat(8)	87	—	—	251	338
Total	950	35	47	3,667	4,699

	For the Period May 19, through December 31, 2020
	Gross Cash Compensation	Social Contribution(1)	Other Compensation(2)	FMV of Equity Instruments Granted(3)	Total Compensation
Christopher Martin(4)	-	-	-	—	—
Peter B. Corr	33	2	-	—	35
Stephen Evans-Freke	44	3	-	—	47
Michael Forer(4)	-	-	-	—	—
Peter Hug	44	4	-	—	48
Thomas Pfisterer	28	3	-	—	31
Thomas Rinderknecht	41	2	-	—	43
Tyrell Rivers(6)	-	-	-	—	—
Victor Sandor	32	3	-	—	35
Ron Squarer(7)	318	12	22	7,998	8,350
Jacques Theurillat(8)	54	-	-	—	54
Total	594	29	22	7,998	8,643
1.Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security schemes.
2.Includes pension costs for the period starting on January 1, 2021 and ending on December 31, 2021 and COBRA costs for the period starting on May 19, 2020 and ending on December 31, 2020.
3.Represents the fair value of stock options and RSUs on the date of grant. Stock options are valued using the Black-Scholes option pricing model. FMV excludes Swiss social security contributions since such contributions are only due if and when the equity instruments is exercised (2021: KCHF 0 and 2020: KCHF 0).
4.As members of the Executive Management, Dr. Martin and Mr. Forer receive no compensation for service on the Board of Directors. Compensation for Dr. Martin and Mr. Forer is included in Section 3.c below.
5.Ms. Monges was elected as a director on June 10, 2021.
6.Dr. Rivers voluntarily foregoes compensation for his service on the Board of Directors and board committees.
7.Mr. Squarer’s compensation and equity award grants include those received in his capacity as Chairman of the Board of Directors and in his capacity as a non-executive employee of the Company.
8.Pursuant to a pre-existing arrangement with the Company, Mr. Theurillat receives a flat annual fee of €80,000 (subject to mandatory Swiss deductions for social security contributions and source taxes, if applicable) for his service on the Board of Directors and board committees.
9.Represents a correction to social contributions during 2021.

10.Mr. Evans-Freke ceased being a member of the Audit Committee on May 12, 2021.

d.Loans to members of the Board of Directors, payments to former members of the Board of Directors and payments to Related Parties of Members of the Board of Directors

No loans were extended to members of the Board of Directors or outstanding during the period starting on January 1, 2021, and ending on December 31, 2021 and during the period stating on May 19, 2020, and ending on December 31, 2020. No payments to former members of the Board of Directors in connection with their former role or which are not at arm’s length were made during and with respect to such periods, and no severance payments to any member or former member of the Board of Directors were made during and with respect to such periods. No payments to related parties of members of the Board of Directors were made during such periods.

3. Compensation of the Members of Executive Management

a.Executive Management Composition

Name	Function
Christopher Martin	Chief Executive Officer
Michael Forer	Executive Vice President and General Counsel
Joseph Camardo (1)	Senior Vice President, Chief Medical Officer
Jennifer Creel	Chief Financial Officer
Jay Feingold (2)	Senior Vice President, Chief Medical Officer and Head of Oncology Clinical Development
Peter Greaney	Head of Corporate Development
Jennifer Herron	Senior Vice President and Chief Commercial Officer
Richard Onyett	Vice President, Business Development
Kimberly Pope	Senior Vice President, Chief Human Resources Officer
Susan Romanus	Chief Compliance Officer
Robert A. Schmidt	Vice President, Corporate Controller and Chief Accounting Officer
Lisa Skelton (3)	Vice President, Global Project Management
Patrick van Berkel	Senior Vice President, Research & Development
(1)Mr. Camardo became a member of Executive Management on September 11, 2021
(2)Mr. Feingold ceased to be a member of Executive Management on September 11, 2021
(3)Ms. Skelton became a member of Executive Management on February 1, 2021

b.Executive Management Compensation Structure

Members of the Executive Management receive remuneration consisting of a base salary, bonus, social benefits and equity instruments under the 2019 Equity Incentive Plan as described above, as well as certain other benefits.

c.Executive Management Compensation Amounts

For the period starting on January 1, 2021 and ending on December 31, 2021 and the period starting on May 19, 2020 and ending on December 31, 2020, the fixed and variable compensation of the members of the Executive Management was as follows (in CHF thousands, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

	For the Period January 1, through December 31, 2021
Name	Cash Compensation	Other Compensation(1)	Pension (employer)	Employer’s Social Contribution(2)	Cash Bonus	Total	Equity FMV Excluding Social Contributions(3)
Christopher Martin	627	81	116	152	367	1,343	6,332
Michael Forer	506	60	92	116	296	1,070	2,437

Total Executive Management Compensation(4)	4,619	366	416	510	2,806	8,717	20,324

	For the Period May 19, through December 31, 2020
Name	Cash Compensation	Other Compensation(1)	Pension (employer)	Employer’s Social Contribution(2)	Cash Bonus	Total	Equity FMV Excluding Social Contributions(3)
Christopher Martin	367	80	70	65	286	868	11,206
Michael Forer	295	60	55	53	230	693	7,471

Total Executive Management Compensation(4) (5)	2,571	460	228	265	1,584	5,108	26,197

1.Includes school fees, medical, dental and vision benefits, life and disability insurance and private use portion of company car allowance.
2.Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security schemes.
3.Represents the fair value of equity awards on the date of grant. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company’s common shares traded on the NYSE. FMV excludes Swiss social security contributions since such contributions are only due if and when the equity instruments is exercised (2021: KCHF 57 and 2020: KCHF 0).
4.Inclusive of Dr. Martin and Mr. Forer, as well as members of Executive Management who departed the Company during the reporting periods. These figures relate to a total of thirteen individuals who were members of Executive Management during each reporting period.
5.Compensation amounts include members of Executive Management during 2020.

d.Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Management

No loans were extended to members of the Executive Management or outstanding during the period starting on January 1, 2021, and ending on December 31, 2021 and during the period starting on May 19, 2020, and ending on December 31, 2020. No payments to former members of the Executive Management in connection with their former role or which are not at arm's length were made during and with respect to such periods, and no severance payments to members of the Executive Management or former members of the Executive Management were made during and with respect to such periods. No payments to related parties of members of the Executive Management were made during such periods.

4. Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Management

The members of the Board of Directors (1) and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2021 and 2020:

		As of December 31, 2021
Name	Function	Shares	Options – Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Peter B. Corr(2)	Director	—	6,031	8,443	—	10,193
Stephen Evans-Freke(2)	Director	3,500	6,031	8,443	—	10,193
Peter Hug	Director	77,273	—	—	—	10,193
Viviane Monges	Director	1,500	—	30,937	—	10,193
Thomas Pfisterer	Director	521,544	—	—	—	10,193
Thomas Rinderknecht	Director	451,836	—	—	—	10,193
Tyrell Rivers	Director	—	—	—	—	—
Victor Sandor	Director	—	12,963	18,149	—	10,193
Ron Squarer	Chairman	8,000	836,753	674,054	—	10,453
Jacques Theurillat	Director	123,751	—	—	—	10,193
Total		1,187,404	861,778	740,026	—	91,997

		As of December 31, 2020
Name	Function	Shares	Options – Vested	Options - Unvested
Peter B. Corr(2)	Director	—	—	14,474
Stephen Evans-Freke(2)	Director	3,500	—	14,474
Peter Hug	Director	77,273	—	—
Thomas Pfisterer	Director	521,544	—	—
Thomas Rinderknecht	Director	451,836	—	—
Tyrell Rivers	Director	—	—	—
Victor Sandor	Director	—	—	31,112
Ron Squarer	Chairman	8,000	—	1,466,948
Jacques Theurillat	Director	218,558	—	—
Total		1,280,711	—	1,527,008

(1)Excluding Christopher Martin, CEO, and Michael Forer, Executive Vice President and General Counsel, whose holdings are listed under Executive Management.
(2)In addition, Peter B. Corr and Stephen Evans-Freke may be deemed to have shared voting and investment power with respect to the shares held by entities affiliated with Auven Therapeutics GP Ltd., which held an aggregate of 22,747,483 and 22,193,730 shares (not including in the above table) as of December 31, 2021 and 2020, respectively.

The members of the Executive Management and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2021 and 2020:

		As of December 31, 2021
Name	Function	Shares	Options – Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Christopher Martin	Chief Executive Officer	1,524,320	82,000	402,620	29,997	120,313
Michael Forer	Executive Vice President and General Counsel	807,339	54,667	197,096	19,998	63,212
Joseph Camardo(1)	Senior Vice President, Chief Medical Officer	—	26,867	56,819	1,833	6,897
Jennifer Creel	Chief Financial Officer	3,000	48,148	144,394	—	24,156
Peter Greaney	Head of Corporate Development	18,682	20,676	42,841	—	5,801
Jennifer Herron	Senior Vice President and Chief Commercial Officer	11,000	71,920	170,760	—	26,931
Richard Onyett	Vice President, Business Development	—	11,851	24,466	—	3,071
Kimberly Pope	Senior Vice President, Chief Human Resources Officer	1,000	45,021	149,239	—	19,916
Susan Romanus	Chief Compliance Officer	500	23,800	38,236	—	3,726
Robert A. Schmidt	Vice President, Corporate Controller and Chief Accounting Officer	—	9,484	63,963	—	5,505
Lisa Skelton(2)	Vice President, Global Project Management	3,298	10,564	23,985	—	3,230
Patrick van Berkel	Senior Vice President, Research & Development	288,801	53,748	147,388	—	19,885
Total		2,657,940	458,746	1,461,807	51,828	302,643

		As of December 31, 2020
Name	Function	Shares	Options – Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Christopher Martin	Chief Executive Officer	1,649,320	—	231,530	—	89,990
Michael Forer	Executive Vice President and General Counsel	864,678	—	154,353	—	59,994
Jennifer Creel	Chief Financial Officer	3,000	—	115,556	—	—

Jay Feingold(3)	Senior Vice President, Chief Medical Officer and Head of Oncology Clinical Development	72,083	18,092	106,625	—	—
Peter Greaney	Head of Corporate Development	26,682	—	39,175	—	—
Jennifer Herron	Senior Vice President and Chief Commercial Officer	11,000	29,762	124,286	—	—
Richard Onyett	Vice President, Business Development	8,250	4,652	18,782	—	—
Kimberly Pope	Senior Vice President, Chief Human Resources Officer	1,000	—	135,064	—	—
Susan Romanus	Chief Compliance Officer	500	6,203	40,197	—	—
Robert A. Schmidt	Vice President, Corporate Controller and Chief Accounting Officer	—	—	30,348	—	—
Patrick van Berkel	Senior Vice President, Research & Development	288,801	20,676	97,028	—	—
Total		2,925,314	79,385	1,092,944	—	149,984
(1)Mr. Camardo became a member of Executive Management on September 11, 2021
(2)Ms. Skelton became a member of Executive Management on February 1, 2021
(3)Mr. Feingold ceased to be a member of Executive Management on September 11, 2021